Filed by Redfin Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Redfin Corporation
Commission File No.: 001-38160
The following is a transcript for the video message delivered by Jason Aleem, the Chief of Real Estate Services of Redfin Corporation (“Redfin”), to agents of Redfin on March 10, 2025.
Howdy Redfin:
Jason Aleem here with an update. I hope you’ve had a chance to read Glenn’s email to agents. I know this change is massive and brings up a lot of questions and a lot of emotions and we’re going to jump into it. Before doing so, let’s take a look at the required legal text about the sensitive topic we’re covering. So we’ll take a look…you see this one slide here. We’re going to sit here for a second. Alright…we’re going to let this other slide go…alright, I’m going to stop sharing and we’re going to just get into it now. Let’s talk, y’all.
So, let me just start off by saying I am so FIRED UP. I am excited for what this deal means for our ability to grow and create more wealth opportunities for all of you. It’s all about the main points Glenn made; after the deal closes, you will see, first up:
More customers: Rocket expects to make an investment in our online audience, which should increase brokerage demand, while also broadening the exposure that we can offer our listing customers. We’ll introduce Rocket to our customers, and Rocket can introduce us to some of the many people who call Rocket every year about how to put money into or take money out of a home. We believe that no other brokerage can match the reach that Rocket will give us.

Number 2: Better tools. Rocket also plans an AI investment in agent tools, which will make it easier for you to connect with just the right customer at just the right time. Imagine using voice commands from your car to send an email or an SMS follow-up in your style, to the customers most in need of attention. In 2024, Rocket’s automation in mortgage qualification alone saved over 1 million hours of team members’ time.

Third: Better lending service, competitive rates. Rocket plans to retain Bay Equity’s best loan officers. Rocket knows, I mean Rocket knows, you need one person to call, available nights and weekends, to make sure purchase loans don’t hold up the whole sale. As the nation’s premier lender, its cost of capital is lower than ours, which means it can offer competitive rates, even on jumbo loans. We expect our longstanding strategy to integrate brokerage, mortgage and title service to be more important than ever.

We’ll be staying in close touch over the coming weeks to keep you updated. But like Glenn said, there’s only one thing – ONE thing – for you to do now: that’s take care of customers to drive sales. We are the best agents in the industry and now we’re getting on a rocket launcher – no pun intended (maybe) – to help us grow even faster, serve more customers even better and create more opportunities for our families.

Talk more soon and hit me up if you want to chat. Let’s get after it!

Forward-Looking Statements
This communication contains statements herein regarding the proposed transaction between Rocket Companies, Inc. (“Rocket”) and Redfin Corporation (“Redfin”); future financial and operating results; benefits and synergies of the transaction; future opportunities for the combined company; the conversion of equity interests contemplated by the Agreement and Plan of Merger, (the “Merger Agreement”) entered into by Rocket and Redfin on March 9, 2025; the issuance of common stock of Rocket contemplated by the Merger Agreement; the expected filing by Rocket with the Securities and Exchange Commission (“SEC”) of a registration statement on Form S-4 (the “Registration Statement”) and a prospectus of Rocket and a proxy of Redfin to be included therein (the “Proxy Statement/Prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. Such forward-looking statements are based upon current beliefs, expectations and discussions related to the proposed transaction and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements.
Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Rocket’s and Redfin’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approval by Redfin’s stockholders, and the potential failure to satisfy the other conditions to the consummation of the proposed transaction; (iii) the effect of the announcement, pendency or completion of the proposed transaction on each of Rocket’s or Redfin’s ability to attract, motivate, retain and hire key personnel and maintain relationships with lead agents, partner agents and others with whom Rocket or Redfin does business, or on Rocket’s or Redfin’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Rocket’s and Redfin’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, including the risk of stockholder litigation in connection with the proposed transaction, or the impact of the proposed transaction thereupon, including resulting expense or delay; (vi) that Rocket or Redfin may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require payment of a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impact Rocket’s or Redfin’s ability to pursue certain business opportunities or strategic transactions; (ix) the risk that the anticipated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (x) the impact of legislative, regulatory, economic, competitive and technological changes; (xi) risks relating to the value of Rocket securities to be issued in the proposed transaction; (xii) the risk that integration of the Rocket and Redfin businesses post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; and (xiii) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Rocket and Redfin.

These risks, as well as other risks related to the proposed transaction, will be described in the Registration Statement that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors to be presented in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Additional factors that may affect future results are contained in each company’s filings with the SEC, including each company’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available at the SEC’s website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof is hereby disclaimed.
Important Information for Investors and Stockholders
In connection with the proposed transaction, Rocket plans to file with the SEC the Registration Statement on Form S-4, containing the Proxy Statement/Prospectus. After the Registration Statement has been declared effective by the SEC, the Proxy Statement/Prospectus will be delivered to stockholders of Redfin. Investors and securityholders of Rocket and Redfin are urged to read the Registration Statement and any other relevant documents filed with the SEC, including the Proxy Statement/Prospectus that will be part of the Registration Statement when they are available because they will contain important information about Rocket, Redfin, the proposed transaction and related matters. Investors and securityholders of Rocket and Redfin will be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Rocket and Redfin, without charge, at the SEC’s website (http://www.sec.gov). Copies of the documents filed with the SEC by Rocket will be available free of charge under the SEC Filings heading of the Investor Relations section of Rocket’s website at ir.rocketcompanies.com. Copies of the documents filed with the SEC by Redfin will be available free of charge under the Financials & Filings heading of the Investor Relations section of Redfin’s website investors.redfin.com.
Participants in Solicitation
Rocket and Redfin and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Redfin’s stockholders in respect of the transaction under the rules of the SEC. Information regarding Rocket’s directors and executive officers is available in Rocket’s Annual Report on Form 10-K for the year ended December 31, 2024 and Rocket’s proxy statement, dated April 26, 2024, for its 2024 annual meeting of stockholders, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of the Rocket’s securities by Rocket’s directors or executive officers from the amounts described in Rocket’s 2024 proxy statement have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of Rocket’s 2024 proxy statement and are available at the SEC’s website at www.sec.gov. Information regarding Redfin’s directors and executive officers is available in Redfin’s Annual Report on Form 10-K for the year ended December 31, 2024 and Redfin’s proxy statement, dated April 25, 2024, for its 2024 annual meeting of stockholders, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Redfin’s securities by Redfin’s directors or executive officers from the amounts described in Redfin’s 2024 proxy statement have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of Redfin’s 2024 proxy statement and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.